UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ATHLON ENERGY INC.

(Name of Subject Company)

ATHLON ENERGY INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047477 104

(CUSIP Number of Class of Securities)

Robert C. Reeves

President and Chief Executive Officer

Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 984-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean T. Wheeler

Michael E. Dillard

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Athlon Energy Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Alenco Acquisition Company Inc., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Parent”), to purchase all of the Company’s outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $58.50 per Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Form of Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on October 10, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in “Additional Information—Certain Litigation” of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Following the announcement of the execution of the Merger Agreement: (i) a purported stockholder class action and derivative action challenging the Merger was filed in the District Court of Tarrant County, Texas on October 6, 2014, being Matt Youdall, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Athlon Energy Inc. v. Encana Corporation et al, Case No. 342-274894-14 (the “Youdall Complaint”); (ii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 9, 2014, being Gary Shayne, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10218 (the “Shayne Complaint”); (iii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 17, 2014, being Maxine Phillips, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10246 (the “Phillips Complaint”); (iv) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 17, 2014, being Mandle Rousseau, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10250 (the “Rousseau Complaint”); and (v) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 23, 2014, being The City of Cambridge Retirement System, on behalf of itself and on behalf of all others similarly situated v. Robert C. Reeves et al, Case No. 10277 (the “Cambridge Complaint”).

The Youdall Complaint names as defendants the members of the Company Board, Parent and Acquisition Sub. Each of the Shayne Complaint, the Phillips Complaint and the Rousseau Complaint names as defendants the Company, the members of the Company Board, Parent and Acquisition Sub. The Cambridge Complaint names as defendants the members of the Company Board, Apollo Global Management, LLC, Parent and Acquisition Sub. The complaints allege that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the Merger, and that the Merger Agreement contemplates inadequate and unfair consideration, was the product of an inadequate sales process and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that Parent and, in the case of the Cambridge Complaint, Apollo Parent, aided and abetted the purported breaches of fiduciary duty. The Phillips Complaint, the Rousseau Compaint and the Cambridge Complaint also allege that the Schedule 14D-9 filed by the Company is materially misleading and/or fails to disclose material information necessary for a reasonable stockholder to make an informed decision regarding the Offer. The actions seek injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.

A copy of each of the Youdall Complaint, the Shayne Complaint, the Phillips Complaint, the Rousseau Complaint and the Cambridge Complaint are attached to the Schedule 14D-9 as Exhibits (a)(9), (a)(10), (a)(11), (a)(12) and (a)(13) respectively, and are hereby incorporated by reference.”

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(13)

Complaint filed by The City of Cambridge Retirement System, on behalf of itself and on behalf of all others similarly situated, on October 23, 2014, in the Court of Chancery of The State of Delaware (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 28, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Athlon Energy Inc.

	By:	/s/ Robert C. Reeves
Robert C. Reeves
President and Chief Executive Officer

Dated: October 29, 2014